Exhibit 12.1

Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

	2011 (1)	2010 (2)	2009 (3)	2008	2007
	(In Thousands)
Earnings:
Net income (loss)	$1,024	$7,657	$(12,824)	$6,030	$8,249
Preferred stock dividends declared	1,669	1,725	816	3,262	4,006
Income taxes	—	—	—	—	—
Interest expense	—	—	—	—	—
	$2,693	$9,382	$(12,008)	$9,292	$12,255
Fixed charges:
Preferred stock dividends declared	$1,669	$1,725	$816	$3,262	$4,006
Interest expense	—	—	—	—	—
	$1,669	$1,725	$816	$3,262	$4,006
Ratio of earnings to fixed charges	1.61	5.44	(14.72)	2.85	3.06

(1)	Net income available to common stockholders includes $71 of gains on loans held for sale and $339 of losses on investments.

(2)	Net income available to common stockholders includes $6,498 of gains on loans held for sale.

(3)	Net loss available to common stockholders includes $16,263 of losses on loans held for sale. For the year ended December 31, 2009, EOS’ ratio of earnings to combined fixed charges and preferred stock dividends indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $12.0 million less than fixed charges primarily from the loss of $16,263 on loans held for sale.